LOTO INTERACTIVE LIMITED

乐透互娱有限公司

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

LOTO INTERACTIVE LIMITED

乐透互娱有限公司

REPORT AND CONDENSED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

LOTO INTERACTIVE LIMITED

乐透互娱有限公司

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

		Three-month period ended 31 March
		2021	2020
		HK$'000	HK$'000
	Notes	(unaudited)	(unaudited)
REVENUE	5	74,259	72,239
Cost of sales and service rendered		(85,895)	(72,174)
Gross (loss)/profit		(11,636)	65
Other income and gains		729	557
Selling expenses		(21)	(7)
Administrative expenses		(11,819)	(16,071)
Other expenses		(1)	(2,398)
Share of profit/(loss) of associates		32	(64)
Finance costs	6	(79)	(158)

LOSS BEFORE TAX		(22,795)	(18,076)
Income tax credit	7	—	288

LOSS FOR THE PERIOD	8	(22,795)	(17,788)
OTHER COMPREHENSIVE INCOME
Other comprehensive income/(loss) for the period, net of tax:
Items that will not be reclassified to profit or loss:
Fair value changes of equity investments at fair value through other comprehensive income		14,397	(2,388)

		14,397	(2,388)
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		(1,921)	(4,438)
		(1,921)	(4,438)

OTHER COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD, NET OF TAX		12,476	(6,826)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(10,319)	(24,614)

LOSS FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		(17,199)	(17,622)
Non-controlling interests		(5,596)	(166)

		(22,795)	(17,788)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		(4,433)	(24,442)
Non-controlling interests		(5,886)	(172)

		(10,319)	(24,614)
LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (HK cents)	10
– Basic and diluted (Restated)		(4.52)	(5.58)

LOTO INTERACTIVE LIMITED

乐透互娱有限公司

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 31 March 2021

		31 March	31 December
		2021	2020
		HK$’000	HK$’000
	Notes	(unaudited)	(audited)
NON-CURRENT ASSETS
Property, plant and equipment	11	246,475	263,269
Right-of-use assets		5,550	6,409
Goodwill		11,654	11,703
Intangible assets		600	—
Investments in associates		2,450	2,431
Investment in a joint venture		—	—
Equity investments at fair value through other comprehensive income		—	5,057
Loan receivables		30,000	30,000
		296,729	318,869

CURRENT ASSETS
Trade receivables	12	23,135	8,400
Prepayments, deposits and other receivables		85,699	83,018
Cash and cash equivalents		156,396	44,252
		265,230	135,670

CURRENT LIABILITIES
Trade payables	13	22,954	4,611
Accruals and other payables		129,517	25,734
Lease liabilities		3,285	3,360
Amount due to a related company		—	467
Tax payable		7,403	7,421

		163,159	41,593
NET CURRENT ASSETS		102,071	94,077
TOTAL ASSETS LESS CURRENT LIABILITIES		398,800	412,946

NON-CURRENT LIABILITIES
Lease liabilities		2,389	3,236
NET ASSETS		396,411	409,710

EQUITY
Equity attributable to owners of the Company
Share capital	14	54,838	37,902
Reserves		341,806	280,764
		396,644	318,666
Non-controlling interests		(233)	91,044
TOTAL EQUITY		396,411	409,710

LOTO INTERACTIVE LIMITED

乐透互娱有限公司

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Unaudited)
	Attributable to owners of the Company
	Issued capital	Share premium#	Share-based payment reserve#	Other reserve*#	Exchange reserve#	Equity investment revaluation reserve#	Accumulated losses#	Total	Non- controlling interests	Total equity
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1 January 2020	31,586	329,194	20,881	(5,255)	3,692	(12,570)	(37,657)	329,871	12,876	342,747

Loss for the period	—	—	—	—	—	—	(17,622)	(17,622)	(166)	(17,788)
Other comprehensive loss for the period	—	—	—	—	(4,432)	(2,388)	—	(6,820)	(6)	(6,826)

Total comprehensive loss for the period	—	—	—	—	(4,432)	(2,388)	(17,622)	(24,442)	(172)	(24,614)

Equity-settled share-based payment expense	—	—	1,041	—	—	—	—	1,041	—	1,041
Non-controlling interests arising from establishment of a new subsidiary	—	—	—	—	—	—	—	—	5,319	5,319

At 31 March 2020	31,586	329,194	21,922	(5,255)	(740)	(14,958)	(55,279)	306,470	18,023	324,493

At 1 January 2021	37,902	338,906	9,370	(5,255)	19,281	(12,653)	(68,885)	318,666	91,044	409,710

Loss for the period	—	—	—	—	—	—	(17,199)	(17,199)	(5,596)	(22,795)
Other comprehensive (loss)/income for the period	—	—	—	—	(1,631)	14,397	—	12,766	(290)	12,476

Total comprehensive (loss)/income for the period	—	—	—	—	(1,631)	14,397	(17,199)	(4,433)	(5,886)	(10,319)

Allotment and issue of the Subscription Shares (Note 14(c))	16,936	83,618	—	—	—	—	—	100,554	—	100,554
Purchase of non-controlling interests (Note 15(a))	—	—	—	—	—	—	(18,966)	(18,966)	(85,391)	(104,357)
Equity-settled share-based payment expense	—	—	823	—	—	—	—	823	—	823
Disposal of equity investments at fair value through other comprehensive income	—	—	—	—	—	(11,744)	11,744	—	—	—

At 31 March 2021	54,838	422,524	10,193	(5,255)	17,650	(10,000)	(93,306)	396,644	(233)	396,411

*	Other reserve represents the difference between the adjustment to non-controlling interests and the consideration paid arising in equity transactions.
#	These reserve accounts comprise the consolidated reserves in the consolidated statement of financial position.

LOTO INTERACTIVE LIMITED

乐透互娱有限公司

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

	Three-month period ended 31 March
	2021	2020
	HK$'000	HK$'000
	(unaudited)	(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax	(22,795)	(18,076)
Adjustments for:
Equity-settled share-based payment expense	823	1,041
Depreciation	15,873	5,798
Amortisation of intangible assets	—	1,563
Depreciation of right-of-use assets	857	2,079
Share of profit/(loss) of associates	(32)	64
Interest income	(729)	(557)
Finance costs	79	158
Rental concession	(300)	—

Operating cash flows before working capital changes	(6,224)	(7,930)
Change in trade receivables	(14,735)	(3,958)
Change in prepayments, deposits and other receivables	(2,681)	(20,410)
Change in trade payables	18,343	(2,408)
Change in accruals and other payables	(574)	(2,353)

Cash used in operating activities	(5,871)	(37,059)
Income taxes paid	—	(19)
Lease interest paid	(79)	(38)

Net cash flows used in operating activities	(5,950)	(37,116)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(33)	(14,604)
Purchase of intangible assets	(600)	—
Disposal of equity investments at fair value through other comprehensive income	19,455	—
Interest received	729	557
Repayment from loan receivables	—	55,409

Net cash flows generated from investing activities	19,551	41,362

CASH FLOWS FROM FINANCING ACTIVITIES
Advance from holding company	—	43
Repayment to related parties	(467)	(327)
Repayment of lease liabilities	(622)	(1,373)
Proceeds from issue of shares	105,000	—
Share issue expenses paid	(4,446)	—
Contributions from non-controlling shareholders	—	5,319
Interest paid	—	(120)

Net cash flows generated from financing activities	99,465	3,542
NET INCREASE IN CASH AND CASH EQUIVALENTS	113,066	7,788
Cash and cash equivalents at beginning of period	44,252	95,030
Net foreign exchange difference	(922)	(311)

Cash and cash equivalents at end of period	156,396	102,507

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	156,396	102,507

LOTO INTERACTIVE LIMITED

樂透互娛有限公司

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

1.    GENERAL INFORMATION

Loto Interactive Limited (the "Company") is a public limited company incorporated in the Cayman Islands and its shares have been listed on the Growth Enterprise Market ("GEM") of the Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 17 May 2002. The addresses of the registered office and principal place of business of the Company are disclosed in the corporate information section of the annual report.

In the opinion of the directors of the Company, as at 31 December 2020 and 30 March 2021, the substantial shareholder of the Company is BIT Mining Limited (formerly known as 500.com Limited) ("Holding Company"), which is incorporated in the Cayman Islands and listed on the New York Stock Exchange (stock code: WBAI).

2.    ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current period, the Group has adopted all the new and revised International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board (the “IASB”) that are relevant to its operations and effective for its accounting year beginning on 1 January 2019. IFRSs comprise International Financial Reporting Standards ("IFRS"); International Accounting Standards (“IAS”); and Interpretations. The adoption of these new and revised IFRSs did not result in substantial changes to the Group’s accounting policies and amounts reported for the current year and prior years.

3.    FAIR VALUE MEASUREMENTS

The carrying amounts of the Group’s financial assets and financial liabilities as reflected in the consolidated statement of financial position approximate their respective fair values.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following disclosures of fair value measurements use a fair value hierarchy that categorises into three levels the inputs to valuation techniques used to measure fair value:

Level 1 inputs: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.

Level 2 inputs: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs: unobservable inputs for the asset or liability.

The Group’s policy is to recognise transfers into and transfers out of any of the three levels as of the date of the event or change in circumstances that caused the transfer.

LOTO INTERACTIVE LIMITED

樂透互娛有限公司

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(a)	Disclosures of level in fair value hierarchy at 31 March 2021:

	Fair value measurements as at 31 March 2021 using:	Total
Description	Level 1	2021
Recurring fair value measurements:	HK$'000	HK$'000

Equity investments at fair value through other comprehensive income
Listed securities in United States of America ("US")	—	—

Total recurring fair value measurements	—	—

	Fair value measurements as at 31 December 2020 using:	Total
Description	Level 1	2020
Recurring fair value measurements:	HK$'000	HK$'000

Equity investments at fair value through other comprehensive income
Listed securities in US	5,057	5,057
Total recurring fair value measurements	5,057	5,057

4.    OPERATING SEGMENT INFORMATION

(a)   Reportable segments

The chief operating decision-maker has been identified as the board of directors. The board of directors reviews the Group’s internal reporting in order to assess performance and allocate resources. The Group determines its operating segments based on the reports reviewed by the chief operating decision-maker that are used to make strategic decisions.

The Group has three (2020: four) reportable segments. The segments are managed separately as each business segment offers different products and requires different business strategies. The following summary describes the operations in each of the Group’s reportable segments:

- Provision of big data centre services ("Big Data Centre Services")

- Distribution of mobile gaming ("Online Game Business")

- Money lending business ("Money Lending Business")

LOTO INTERACTIVE LIMITED

樂透互娛有限公司

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

- Trading of lottery terminals and parts and provision of services and solutions for the distribution of lottery products ("Lottery Business")#

#In the opinion of the directors, Lottery Business was no longer a reportable segment of the Group in 2020 since both the performance and the resources allocated were minimal to the Group.

Segment profits or losses do not include dividend income, and gains or losses from investments and derivative instruments. Segment assets do not include amounts due from related parties, investments and derivative instruments. Segment liabilities do not include convertible loans and derivative instruments. Segment non-current assets do not include financial instruments, deferred tax assets, post-employment benefit assets and rights arising under insurance contracts.

(i)	Information about reportable segment profit or loss, assets and liabilities:

	Big Data Centre Services	Online Game Business	Money Lending Business	Total
	HK$'000	HK$'000	HK$'000	HK$'000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Three-month period ended 31 March 2021:

Revenue from external customers	73,260	249	750	74,259

Segment (loss)/profit	(17,853)	(129)	725	(17,257)

As at 31 March 2021:

Segment assets	472,074	548	33,004	505,625

Segment liabilities	(147,918)	(2,027)	(21)	(149,966)

LOTO INTERACTIVE LIMITED

樂透互娛有限公司

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

	Big Data Centre Services	Online Game Business	Money Lending Business	Lottery Business	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Three-month period ended 31 March 2020:

Revenue from external customers	71,976	233	—	30	72,239

Segment loss	(8,233)	(137)	(56)	(928)	(9,354)

As at 31 December 2020	(audited)	(audited)	(audited)	(audited)	(audited)

Segment assets	350,053	756	32,258	189	383,256

Segment liabilities	(29,310)	(2,085)	—	—	(31,395)

(ii)	Reconciliations of reportable segment revenue and profit or loss:

	Three-month period ended 31 March
	2021	2020
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Reconciliations of segment profit or loss:

Total loss of reportable segments	(17,257)	(9,354)
Other loss	(2,124)	(4,057)
Unallocated amounts:
Share of profit/(loss) of associates	32	(64)
Equity-settled share option expense	(823)	(1,041)
Salaries and other benefits	(2,623)	(3,272)
Consolidated loss for the period	(22,795)	(17,788)

LOTO INTERACTIVE LIMITED

樂透互娛有限公司

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

5.   REVENUE

	Three-month period ended 31 March
	2021	2020
	HK$'000	HK$'000
	(unaudited)	(unaudited)

Provision of services and solutions for the distribution of lottery products	—	30
Distribution of mobile gaming	249	233
Provision of big data centre services	73,260	71,976
Revenue from contracts with customers	73,509	72,239
Interest income	750	—
Total revenue	74,259	72,239

Disaggregation of revenue from contracts with customers:

Segments	Three-month period ended 31 March			2021
	Big Data Centre Services	Online Game Business	Lottery Business	Total
	HK$'000	HK$'000	HK$'000	HK$'000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Geographical markets

The PRC	73,260	249	—	73,509

Major products/service

Provision of big data centre services	73,260	—	—	73,260
Distribution of mobile gaming	—	249	—	249
	73,260	249	—	73,509

Timing of revenue recognition
At a point in time	—	249	—	249
Over time	73,260	—	—	73,260
	73,260	249	—	73,509

LOTO INTERACTIVE LIMITED

樂透互娛有限公司

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

Segments	Three-month period ended 31 March			2020
	Big Data Centre Services	Online Game Business	Lottery Business	Total
	HK$'000	HK$'000	HK$'000	HK$'000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Geographical markets
The PRC	71,976	233	30	72,239

Major products/service

Provision of big data centre services	71,976	—	—	71,976
Distribution of mobile gaming	—	233	—	233
Provision of services and solutions for the distribution of lottery products	—	—	30	30
	71,976	233	30	72,239

Timing of revenue recognition
At a point in time	—	233	30	263
Over time	71,976	—	—	71,976
	71,976	233	30	72,239

Big Data Centre Services

The Group operates big data centres (the "Big Data Centres") in People's Republic of China, providing data analysis, storage services and ancillary administrative and consulting services.

Revenue generated from the Big Data Centres consists of services fees and/or rental income charged on the users for provision of big data centre services and use of storage places.

Services income is rendered and there is no unfulfilled obligation that could affect the customer’s acceptance of the service.

Online Game Business

The Group is in cooperation with various reputable companies in the online game industry to distribute online mobile games.

Revenue is recognised when the control of the goods is transferred to customers.

Lottery Business

The Group sells lottery terminals and parts to the customers. Sales are recognised when control of the products has transferred, being when the products are delivered to a customer, there is no unfulfilled obligation that could affect the customer’s acceptance of the products and the customer has obtained legal titles to the products.

Sales to customers are normally made with credit terms of 60 days. For new customers, deposits or cash on delivery may be required. Deposits received are recognised as a contract liability.

LOTO INTERACTIVE LIMITED

樂透互娛有限公司

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

A receivable is recognised when the products are delivered to the customers as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due.

6.    FINANCE COSTS

	Three-month period ended 31 March
	2021	2020
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Lease interests	79	38
Interests on amount due to a related company	—	120
	79	158

7.    INCOME TAX CREDIT

	Three-month period ended 31 March
	2021	2020
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Deferred tax	—	288

No provision for Hong Kong profits tax has been made as the Hong Kong subsidiaries did not generate any assessable profits arising in Hong Kong during the period (2020: Nil).

Pursuant to the PRC Corporate Income Tax Law effective on 1 January 2008, the PRC subsidiaries are subject to corporate income tax ("CIT") at a statutory rate of 25% (2020: 25%) on their respective taxable income for the three months ended 31 March 2021. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates.

8.    LOSS FOR THE PERIOD

The Group's loss for the period is arrived at after charging:

	Three-month period ended 31 March
	2021	2020
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Cost of sales and service rendered	85,895	72,174
Directors’ remuneration	1,050	1,684

LOTO INTERACTIVE LIMITED

樂透互娛有限公司

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

9.    DIVIDEND

The directors do not recommend the payment of any dividend for each of the three-month period ended 31 March 2021 and 2020.

10.   LOSS PER SHARE

The calculation of the basic and diluted loss per share is based on the following:

	Three-month period
	ended 31 March
	2021	2020
	HK$'000	HK$'000
	(unaudited)	(unaudited)

Loss
Loss for the purpose of calculating basic and diluted loss per share	(17,199)	(17,622)

	Three-month period
	ended 31 March
	2021	2020
	'000	'000
	(unaudited)	(unaudited)
		(restated)

Number of shares
Weighted average number of ordinary shares in issue during the three-month period for the purposes of the basic and diluted loss per share	380,906	315,860

11.   PROPERTY, PLANT AND EQUIPMENT

During the three-month period ended 31 March 2021, the Group acquired property, plant and equipment of approximately HK$33,000 (2020: HK$14,604,000).

LOTO INTERACTIVE LIMITED

樂透互娛有限公司

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

12.   TRADE RECEIVABLES

An aging analysis of the trade receivables as at the balance sheet date, based on the invoice date and net of provisions, is as follows:

	31 March 2021	31 December 2020
	HK$'000	HK$'000
	(unaudited)	(audited)

Within 30 days	14,647	7,250
31 days to 90 days	8,462	1,124
91 days to 180 days	6	4
181 days to 365 days	8	17
Over 1 year	12	5

	23,135	8,400

LOTO INTERACTIVE LIMITED

樂透互娛有限公司

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

13.   TRADE PAYABLES

The aging analysis of trade payables, based on the date of receipt of goods, is as follows:

		31 December
	31 March 2021	2020
	HK$'000	HK$'000
	(unaudited)	(audited)

Within 30 days	18,864	1,057
31 to 90 days	3,026	2,702
91 to 180 days	175	194
181 to 365 days	201	63
Over 1 year	688	595

	22,954	4,611

14.   SHARE CAPITAL

	31 March 2021	31 December 2020
	HK$’000	HK$’000
	(unaudited)	(audited)
Authorised
550,000,000 (At 31 December 2020: 550,000,000 ordinary shares of HK$0.1 (At 31 December 2020: HK$0.1) each	55,000	55,000

Issued and fully paid:
548,378,822 (At 31 December 2020: 379,023,983) ordinary shares of HK$0.1 (At 31 December 2020: HK$0.1) each	54,838	37,902

A summary of movements in the Company’s share capital is as follows:

	Number of	Share Captial
	shares in issue	HK$'000

At 1 January 2020	3,158,599,836	31,586
Share consolidation (Note (a))	(2,842,739,853)	—
Placing of new shares (Note (b))	63,164,000	6,316

At 31 December 2020 and 1 January 2021	379,023,983	37,902
Allotment and issue of the Subscription Shares (Note (c))	169,354,839	16,936
At 31 March 2021	548,378,822	54,838

LOTO INTERACTIVE LIMITED

樂透互娛有限公司

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

Note:

(a)

A share consolidation has taken place on 28 May 2020. that every ten issued and unissued existing shares of HK$0.01 each in the share capital of the Company has been consolidated into one consolidated share of HK$0.1 each in the share capital of the Company.

(b)

A placing has taken place on 9 October 2020. A total of 63,164,000 placing shares have been placed at the placing price of HK$0.26 per placing share. The gross proceeds and net proceeds from the placing amounted to approximately HK$16,423,000 and HK$16,028,000, respectively.

(c)

An allotment and issue of the subscription shares has taken place on 31 March 2021. A total of 169,354,859 subscription shares have been subscribed at the subscription price of HK$0.62 per subscription share. The gross proceeds and net proceeds from the allotment and issue of the subscription shares amounted to approximately HK$105,000,000 and HK$100,554,000, respectively.

15.   NOTES TO THE CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(a)	Purchase of non-controlling interests

During the period, the Group acquired 49% interests in a 51% subsidiary from the non-controlling shareholders at a cash consideration of approximately RMB88,200,000 (equivalent to approximately HK$104,357,000).  The effect of the acquisition on the equity attributable to the owners of the Company is as follows:

HK$'000
Share of net assets in the subsidiary acquired	85,391

Consideration	(104,357)

Loss on acquisition recognised directly in equity	(18,966)

As at 31 March 2021, the cash consideration of approximately HK$104,357,000 was outstanding.

16.  SEASONALITY

The Group’s provision of big data centre services is subject to seasonal fluctuations, with peak demand in the third quarter of the year. This is due to relatively high hydro power price and relatively low processing utilisation for the low water season, which is generally between November to April. For the three-month period ended 31 March 2021, provision of big data centre services represented 19% (three-month period ended 31 March 2020: 115%) of the annual provision of big data centre services in the year ended 31 December 2020.

17.  CONTINGENT LIABILITIES

The Group did not have any significant contingent liabilities at 31 March 2021 (31 December 2020: HK$Nil).

LOTO INTERACTIVE LIMITED

樂透互娛有限公司

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

18.  CAPITAL COMMITMENTS

	31 March 2021	31 December 2020
	HK$'000	HK$'000
	(unaudited)	(audited)

Property, plant and equipment
Contracted, but not provided for	561	33